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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                Wilshire Real Estate Investment Trust Inc.
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                            (Name of Issuer)


               Common Stock, par value $0.0001 per share
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                     (Title of Class of Securities)


                                971892104
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                              (CUSIP Number)



                            Value Partners, Ltd.
                              Suite 4660 West
                              2200 Ross Avenue
                             Dallas, Texas 75201
                            Attn: Timothy G. Ewing
                               (214) 522-2100
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(Name, Address, Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                         February 1, 1999
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        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 971892104                  13D
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1 NAMES OF REPORTING PERSON
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Value Partners, Ltd., 75-2291866
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                             (b) [ ]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS

  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
  PURSUANT TO ITEM 2(d) OR 2(e)

  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Texas
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NUMBER OF SHARES BENEFICIALLY                 7     SOLE VOTING POWER
    OWNED BY EACH REPORTING
         PERSON WITH                                1,000,000
                                              --------------------------------
                                              8     SHARED VOTING POWER

                                                    0*
                                              --------------------------------
                                              9    SOLE DISPOSITIVE POWER

                                                   1,000,000
                                              --------------------------------
                                             10    SHARED DISPOSITIVE POWER

                                                   0*
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,000,000*
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                              [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.7%
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14 TYPE OF REPORTING PERSON

   PN
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*But see Item 5.
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CUSIP NO. 971892104                   13D
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1 NAMES OF REPORTING PERSON
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Ewing & Partners, 75-2741747
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                            (b) [ ]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS

  N/A
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
  PURSUANT TO ITEM 2(d) OR (e)

  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Texas
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NUMBER OF SHARES BENEFICIALLY                 7     SOLE VOTING POWER
    OWNED BY EACH REPORTING
          PERSON WITH                               0
                                              -------------------------------
                                              8     SHARED VOTING POWER

                                                    1,000,000*
                                              -------------------------------
                                              9     SOLE DISPOSITIVE POWER

                                                    0
                                              -------------------------------
                                             10     SHARED DISPOSITIVE POWER

                                                    1,000,000*
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,000,000*
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                            [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.7%*
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14 TYPE OF REPORTING PERSON

   PN
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*But See Item 5.

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CUSIP NO. 971892104                 13D
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1 NAMES OF REPORTING PERSON
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Timothy G. Ewing
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                            (b) [ ]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS

  N/A
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]

  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
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NUMBER OF SHARES BENEFICIALLY                 7     SOLE VOTING POWER
     OWNED BY EACH REPORTING
          PERSON WITH                               0
                                              -------------------------------
                                              8     SHARED VOTING POWER

                                                    1,000,000*
                                              -------------------------------
                                              9     SOLE DISPOSITIVE POWER

                                                    0
                                              -------------------------------


                                              10    SHARED DISPOSITIVE POWER

                                                    1,000,000*
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,000,000*
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                             [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.7%*
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14 TYPE OF REPORTING PERSON

   IN
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*But See Item 5.
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Item 1.  Security and Issuer
----------------------------

     This Schedule 13D relates to shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Wilshire Real Estate Investment Trust Inc. (the "Company"), whose principal executive offices are located at 1776 SW Madison Street, Portland, Oregon 97205.

Item 2.  Identity and Background
--------------------------------

     (a)-(b) Value Partners, Ltd. ("Value Partners") is a Texas limited partnership. Ewing & Partners, a Texas general partnership, is the general partner of Value Partners. Timothy G. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Mr. Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Mr. Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Mr. Ewing is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

     Value Partners, Ewing & Partners and Mr. Ewing are sometimes hereinafter referred to as the "Reporting Persons."

     (c) The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of Ewing & Partners is the management of Value Partners. The principal business of EAM is being a general partner of Ewing & Partners. The principal occupation of Mr. Ewing is general partner of Ewing & Partners.

     (d) During the last five years, none of the Reporting Persons nor EAM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor EAM has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Value Partners is a Texas limited partnership, Ewing & Partners is a Texas general partnership and EAM is a Texas limited liability company. Mr. Ewing is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
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     Value Partners holds an aggregate of 1,000,000 shares of Common Stock.  The funds for the purchases of these shares aggregated $10.1 million and were derived from the working capital of Value Partners.
                                   1
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Item 4.  Purpose of Transaction
-------------------------------
     The shares of Common Stock purchased by Value Partners have been acquired for investment purposes. Value Partners may make additional purchases of Common Stock either in the open market or in private transactions depending on its evaluation of the Company's business, financial condition, prospects, the market for the Common Stock, other opportunities available to Value Partners, general market and economic conditions and other future developments. Depending on the same factors, Value Partners may decide to sell all or part of its investment in the Common Stock, although it has no current intention to do so.

     Although Value Partners' purchases of Common Stock have been made for investment, as a result of recent losses reported by the Company, Value Partners intends to evaluate means of enhancing the value of its and other shareholders' investment in the Common Stock of the Company, including without limitation the appropriateness of (i) changes in the board of directors or management of the Company; (ii) the composition of the assets of the Company; (iii) the investment policies and practices of the Company; (iv) the Company's status as a real estate investment trust under the Internal Revenue Code of 1986, as amended;
(v) the status of Wilshire Realty Services Corporation, a wholly-owned subsidiary of Wilshire Financial Services Group Inc. ("WFSG"), as manager of the Company; (vi) consummated and proposed transactions between the Company and WFSG, whether pursuant to WFSG's proposed restructuring plan or otherwise; and (vii) a merger or other change in control involving the Company. Value Partners has made no decisions to seek to acquire the Company or to seek to control or otherwise influence the management and/or policies of the Company and does not have any specific plans or proposals in regard to any of the foregoing matters at this time.

     Other than as set forth above, none of the Reporting Persons has any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
                                   2
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Item 5.  Interest in Securities of the Issuer
---------------------------------------------
     (a) According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, a total of 11,500,000 shares of Common Stock were issued and outstanding as of October 31, 1998. As of February 8, 1998, Value Partners beneficially owned 1,000,000 shares of Common Stock, representing 8.7% of the outstanding Common Stock.

     (b) Value Partners has the sole power to vote and dispose of the 1,000,000 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. Notwithstanding the foregoing, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock owned by Value Partners. Mr. Ewing, as managing general partner of Ewing & Partners, also may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the managing general partner of Ewing & Partners.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

     (d) Ewing & Partners and Mr. Ewing may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Value Partners.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
---------------------------

     The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Company other than those described below:

     (a) The Amended and Restated Agreement of Limited Partnership of Value Partners, dated as of October 1, 1993, pursuant to the terms of which Ewing & Partners, as General Partner, has the sole power to manage the affairs of Value Partners, including the right to vote the shares of the Company and to dispose of such shares. This agreement is filed as Exhibit 1 hereto.
                                   3
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     (b)  The Amended and Restated Partnership Agreement of Ewing & Partners,
dated as of January 1, 1998, pursuant to the terms of which Mr. Ewing, as managing general partner, has the power to manage the affairs of Ewing & Partners, including the right to vote the shares of the Company and to dispose of such shares. This agreement is filed as Exhibit 2 hereto.

     (c) The Reporting Persons decided to jointly file this Schedule 13D, as evidenced by the Joint Filing Agreement filed as Exhibit 3 hereto.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
     The following documents are filed as exhibits to this Schedule 13D:

     Exhibit 1      Second Amended and Restated Agreement of
                    Limited Partnership of Value Partners, dated as of January 1, 1998.

     Exhibit 2 Amended and Restated Management Agreement between Ewing & Partners and Value Partners (included as Exhibit A to
                    Exhibit 1 to this Schedule 13D).

     Exhibit 3 Amended and Restated Agreement of General Partnership of Ewing & Partners, dated as of January 1, 1998.*

     Exhibit 4 Joint Filing Agreement, dated as of February 8, 1998, among Value Partners, Ewing & Partners and Mr. Ewing.

________________

       * Incorporated by reference to Amendment No. 9 to the Schedule 13D filed on January 8, 1998 by Value Partners, Ewing & Partners and Mr. Ewing with respect to their interests in Allstate Financial Corporation.
                                  4
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                            SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         VALUE PARTNERS, LTD.

                                  By:  EWING & PARTNERS, as General Partner



February 8, 1999                  By:  /s/ Timothy G. Ewing
                                     ----------------------------
                                       Timothy G. Ewing,
                                       as Managing Partner


                                  EWING & PARTNERS



February 8, 1999                  By: /s/ Timothy G. Ewing
                                     ----------------------------
                                      Timothy G. Ewing,
                                       as Managing Partner



February 8, 1999                     /s/ Timothy G. Ewing
                                    ------------------------------
                                    Timothy G. Ewing

                                   5
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